May 26, 2005

United States Securities and
Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: H. Roger Schwall, Assistant Director

Dear Mr. Schwall,

Comment Response: Form 10-KSB for the Fiscal Year
Ended December 31, 2004, File No. 333-41516

We are in receipt of the your letter dated May 10, 2005 detailing the Securities and Exchange Commission's comments on Luna Gold Corp's 10-KSB for the December 31, 2004 fiscal year. Our responses to your comments are made in the same order as the comments presented in your letter.

1. We are a domestically incorporated registrant that is headquartered in Vancouver, Canada. All of our executive officers are located outside of the United States. Our accounting is all performed in Vancouver, Canada. We have no accounting functions located in the United States and do not currently foresee any accounting functions being located in the United States in the future. A majority of our operations are currently situated outside of the United States and a majority of our business transactions occur outside of the United States. Accordingly, while we do not meet the definition of a foreign private issuer based on our country of incorporation, we would under other tests in the definition in the Commission's rules.

We understand that the subject of foreign auditors of domestic registrants has been discussed at meetings of the AICPA International Practices Task Force on a number of occasions, most recently as documented in their minutes of their meeting of November 20, 2001, and at such meetings Commission staff have provided guidelines for the engagement of foreign auditors of domestic registrants. Additional staff guidance has been included in the Division of Corporation Finance Training Manual, Topic 4. We have considered that guidance together with our auditors and believe that it is clearly appropriate and within the guidance staff have provided for our auditors to be situated in Canada. Our principal offices are in Vancouver, Canada, which is the location of our executive management, decision making, accounting, principal operations and the majority of our transactions, and is also the location of our auditor. All audit procedures are performed by our auditors in Vancouver, Canada. Our auditor, KPMG LLP, further advises us that they are duly registered as public company auditors in Canada as well as with the Public Company Accounting Oversight Board in the United States.

2. We refer to Canadian generally accepted accounting principles in our statements because Luna Gold Corp. is listed on the TSX Venture Exchange in addition to being listed in the United States. As we report our financial statements in Canada we are required to provide this information to Canadian investors.

With respect to the Note 10 reference, this was an inadvertently referenced incorrectly and will be corrected in the company's future filings.

3. This statement will be removed in future reports.

4. We have noted your comment relating to SFAS 123 and SFAS 148 and in future filings we will revise our presentation to comply with these requirements. In this regard we will consider the tabular presentation outlined in Illustration 6 in Appendix B.

5. We have noted your comments relating to paragraph 48 of SFAS 148 and will disclose the exercise price ranges of the company's stock options and the weighted-average remaining contractual life of the company's stock options in future filings.

In addition to our responses you have asked us to provide certain acknowledgements. We acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing;

  the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me.

Yours truly,

LUNA GOLD CORP.

Per:

/s/ Marcel de Groot
Marcel de Groot